UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

MILLER INDUSTRIES, INC.

(Name of Issuer)

Common Stock, $0.05 par value per share

(Title of Class of Securities)

600548200

(CUSIP Number)

March 18, 2016

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 600548200	Page 2 of 6

1	Names of reporting persons DOUGLAS J. TENGLER
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization U.S.A.
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 316,540
	6	Shared voting power 0
	7	Sole dispositive power 316,540
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 316,540
10	Check BOX if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 6.3% (1)
12	Type of reporting person (see instructions) IN

(1)	Based on 5,000,000 shares of the issuer’s common stock outstanding as of October 31, 2015, as reported on Form 10-Q filed by the issuer on April 8, 2016 for the fiscal quarter ended October 31, 2015, which represents the most recent information publicly available.

CUSIP No. 600548200	Page 3 of 6

Item 1(a).	Name of Issuer:

MILLER INDUSTRIES, INC.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

16295 N.W. 13th AVENUE, MIAMI, FL 33169

Item 2(a).	Name of Person Filing:

DOUGLAS J. TENGLER

Item 2(b).	Address of Principal Business Office or, if none, Residence:

20 E. 2ND STREET, WAYNESBORO, PA 17268

Item 2(c).	Citizenship:

U.S.A.

Item 2(d).	Title of Class of Securities:

COMMON STOCK, $0.05 PAR VALUE PER SHARE

Item 2(e).	CUSIP Number: 600548200

Item 3.	If this Statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

	(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 600548200	Page 4 of 6

Item 4.	Ownership.

	Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount Beneficially Owned:		316,540

	(b)	Percent of Class:		6.3% (1)

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote:	316,540

		(ii)	shared power to vote or to direct the vote:	0

		(iii)	sole power to dispose or to direct the disposition of:	316,540

		(iv)	shared power to dispose or to direct the disposition of:	0

(1)	Based on 5,000,000 shares of the issuer’s common stock outstanding as of October 31, 2015, as reported on Form 10-Q filed by the issuer on April 8, 2016 for the fiscal quarter ended October 31, 2015, which represents the most recent information publicly available.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

CUSIP No. 600548200	Page 5 of 6

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect for the time being.

CUSIP No. 600548200	Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APRIL 12, 2016
Date

/s/ DOUGLAS J. TENGLER
Signature

DOUGLAS J. TENGLER
Name/Title